12g# 82-4520

03 MAR -4 AM 7:21

FORM 51 – 901F

03007123

Quarterly Report

Incorporated as part of Schedule A, B & C

ISSUER DETAILS: Resources Inc.

Name of Issuer – Blackstone ~~Ventures Inc~~.
Issuer Address - #501 – 675 West Hastings Street, Vancouver, BC V6B 1N2
Contact Person – Donald A. McInnes
Contact's Position – President
Contact Telephone Number – (604) 687-3929
Contact Fax Number – (604) 682-3727
Contact Email – donald@keltic.com
Contact web page – www.blv.ca
For Quarter Ended – December 31, 2002
Date of Report – February 20, 2003

SUPPL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Name of Director Donald A. McInnes
Sign (Typed) "Donald A. McInnes"
Date Signed February 20, 2003

Name of Director Brian Butterworth
Sign (Typed) "Brian Butterworth"
Date Signed February 20, 2003

dw 3/6

Blackstone Ventures Inc.

Financial Statements

Nine Months Ended December 31, 2002

(Unaudited – prepared by management)

BLACKSTONE VENTURES INC.

Balance Sheet
December 31, 2002
(Unaudited - prepared by management)

	December 31 2002	March 31 2002
ASSETS		
Current		
Cash	$ 182	$ 1,053
Accounts receivable	1,275	16,398
Prepaid expenses	650	15,650
	2,107	33,101
Investment in Monster Copper Resources Inc	729,564	729,564
Capital Assets, net of accumulated amortization of $ 8,918 (2001-$ 8,508)	550	850
Mineral Properties (Note 2)	466,463	436,705
	$ 1,198,684	$ 1,200,220
LIABILITIES		
Current		
Accounts payable	$ 86,900	$ 172,228
Payable to related parties (Note 4)	90,168	206,479
	177,068	378,707
SHAREHOLDERS' EQUITY		
Share Capital (Note 3)	4,801,885	4,522,985
Deficit	(3,780,269)	(3,701,472)
	1,021,616	821,513
	$ 1,198,684	$ 1,200,220

APPROVED BY THE BOARD

"Donald A. McInnes" Director

"Brian Butterworth" Director

BLACKSTONE VENTURES INC.

Statement of Loss & Deficit
Nine Months Ended December 31, 2002
(Unaudited - prepared by management)

	Three Months Ended December 31		Nine Months Ended December 31	
	2002	**2001**	**2002**	**2001**
Expenses				
Amortization	$ 100	$ 110	$ 300	$ 350
Interest and bank charges	25	258	172	394
Legal and audit	6,308	86	17,502	7,526
Management fees (Note 5)	8,768	11,009	30,626	33,654
Office services	825	15,867	21,695	36,178
Rent	600	4,137	9,471	12,645
Transfer agent and shareholder communications	549	781	8,087	12,846
Telephone	886	969	2,946	3,329
Travel and promotion	597	--	1,012	2,055
	18,658	33,217	91,811	108,977
Recovery on abandoned mineral property	--	--	(13,014)	--
Loss on sale of investment	--	--	--	34,060
Net Loss	18,658	33,217	78,797	143,037
Deficit, Beginning of Period	3,761,611	2,875,756	3,701,472	2,766,036
Deficit, End of Period	$ 3,780,269	$ 2,909,073	$ 3,780,269	$ 2,909,073
Loss Per Share	$ 0.002	$ 0.002	$ 0.006	$ 0.006

BLACKSTONE VENTURES INC.

Statement of Cash Flows
Nine Months Ended December 31, 2002

(Unaudited - prepared by management)

	Three Months Ended December 31		Nine Months Ended December 31	
	2002	2001	2002	2001
Cash Flows From Operating Activities				
Sale of securities	$ --	$ --	$ --	$ 111,052
Cash paid to suppliers	(1,066)	(158)	(220,789)	(109,404)
	(1,066)	(158)	(220,789)	1,648
Cash Flows From Investing Activities				
Property acquisition costs	--	(80,000)		(80,000)
Property exploration costs	858		(29,758)	
Proceeds from private placement	--	--	250,000	--
	858	(80,000)	220,242	(80,000)
Cash Flows From Financing Activities				
Share subscriptions received	--	90,000	--	90,000
Increase (Decrease) in Cash	(208)	9,842	(547)	11,648
Cash, Beginning of Period	390	1,990	1,053	184
Cash, End of Period	$ 182	$ 11,832	$ 182	$ 11,832

Supplementary information on non-cash transactions

Mineral property acquisition costs	$ (28,900)	--
Shares issued for mineral property	28,900	--

BLACKSTONE VENTURES INC.

Statement of Mineral Property Expenditures
Nine Months Ended December 31, 2002
(Unaudited - prepared by management)

	Balance March 31, 2002	Acquisition Costs	Exploration Costs	Balance December 31, 2002
Quebec				
Premier	$ 3,718	$ --	$ 858	$ 4,576
Nunavut				
GT Claims	105,739	--	--	105,739
Spider	227,622	28,900	--	256,522
Urses	99,626	--	--	99,626
	$ 436,705	$ 28,900	$ 858	$ 466,463

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2002
(Unaudited - prepared by management)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Operations

The company was incorporated on June 6, 1985. It conducted oil and gas operations from incorporation to 1991, was inactive from 1992 to 1994 and commenced mineral property explorations in 1995. On September 20, 2000 the company consolidated its shares on the basis of 1 new common share for every 2.5 old common shares and also changed its name from Blackstone Resources Inc. to Blackstone Ventures Inc. The consolidation of share capital and name change received regulatory approval on April 19, 2001.

Mineral Property Interests

The Company accounts for its mineral properties whereby costs relative to the acquisition of, exploration for and development of these properties are capitalized by property. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. No gains or losses are recognized on the partial sale or disposition of properties except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are charged to earnings.

The recoverability of the amounts shown for mineral properties and related costs are dependent upon the confirmation of economically recoverable reserves, the ability of the company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the declining balance method at an annual rate of 30%.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2002
(Unaudited - prepared by management)

2. MINERAL PROPERTY INTERESTS

YUKON TERRITORY

Monster & Ogilvie

On April 30, 1994 and by way of subsequent agreements the company acquired an 80% interest in the Monster group of claims located in the Dawson Mining District.

On July 31, 2001, the company granted Monster Copper Resources Inc ("MCR") an option to earn all of its interests on the Monster and Ogilvie properties for the following consideration:

- 1,256,938 fully paid and non-assessable common shares of MCR representing 32% of the issued and outstanding shares of MCR (issued)
- completion by MCR of a minimum $70,000 work program to identify drill targets(completed)
- MCR to have its shares listed or posted for trading on a North American exchange or market by December 31, 2003.

The company's investment in MCR is valued at $729,564, representing the carrying value of the properties at the time of disposition.

Dromedary

The company acquired 100% interest in a group of mineral claims located in the Whitehorse Mining District, Yukon Territory under an option agreement dated June 18, 1996. Pursuant to the option, the company will issue 250,000 shares when, after fulfillment of the option, a further $800,000 has been spent on exploration of the property.

Taiga Joint Venture

During 1997 the company and Red Lake Resources Inc. (formally Glenhaven Ventures Inc.) entered into a joint venture (the "Taiga Joint Venture") to stake and explore claims in the Taiga Project area. 803 claims were staked pursuant to this joint venture at a cost (50%) to the company of $ 83,797. The company decided not to pursue exploration of this property and all costs were written off at March 31, 2002.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2002
(Unaudited - prepared by management)

2. MINERAL PROPERTY INTERESTS (continued)

QUEBEC

Premier

The company has staked a 38,600 acre mineral property in the Otish Mountain region of central Quebec. As consideration for certain proprietary data on the property, the company has provided BHP Billiton Diamonds Inc. with the right to repurchase a 51% interest in the property by spending $4,000,000 on exploration over a four year period. The repurchase right will be granted once the company has incurred exploration expenditures of $1,000,000 and drilled five diamond holes during the next four years. BHP Billiton can earn an additional 9% interest by spending an additional $6,000,000 in exploration costs.

On January 14, 2002, the company granted Northern Empire Minerals Ltd. (NEM) an option to acquire 75% interest, subject to the back in right granted to BHP Billiton Diamonds Inc., in the Premier property by paying staking costs, incurring exploration expenditures of $1,000,000 over a four year period and funding the drilling of the first five diamond holes.

NUNAVUT

GT Claims

On January 3, 2001, the company entered into an option agreement with Anglo Celtic Exploration Ltd. and 4763 NWT Ltd. whereby the company can earn a 70% interest in the 122,000 acre GT claims located in the Coronation Gulf area, Nunavut for the following consideration:

- Minimum exploration expenditures of $6.00 per acre over three years
- Reimbursement of staking costs of $0.85 per acre (paid)
- Issue of 400,000 shares of the company, 100,000 shares on execution of the option agreement (issued), an additional 100,000 shares on the first, second and third anniversary dates of the agreement.

Upon completion of the company's obligations, a joint venture shall be formed for the purposes funding all further exploration on the property. The optionors will retain a 2.5% net smelter return royalty on all base or precious metals and a 2.5% gross overriding royalty on all diamonds. The company may purchase 1.25% of the royalties at anytime for $2.5 million each.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2002
(Unaudited - prepared by management)

2. **MINERAL PROPERTY INTERESTS (continued)**

Ursus

On December 4, 2001,the company entered into an option agreement with 4763 NWT Ltd. to earn a 100% interest in the 116,000 acre Ursus property located in the Coronation Gulf area, Nunavut for the following consideration:

- Minimum exploration expenditures of $6.00 per acre over three years
- Reimbursement of staking costs of $0.60 per acre (paid)
- Issue of 1,200,000 common shares of the company, 300,000 shares on execution of the option agreement (issued), and an additional 300,000 shares on the first, second and third anniversary date of the agreement. I full warrant is attached to the 300,000 common shares that were issued on January 28, 2002. The warrant is exercisable for a one year term from the date of issue at $0.40 per share and will have a one year trading restriction from the time of issuance

The company paid a finder's fee to an arm's length party of 30,000 common shares of the company for consulting services which led to the acquisition of the property. The optionor will retain a 2% net smelter royalty on all base and precious metals and a 2% gross overriding royalty on all diamonds. The company may purchase 1% of each royalty at anytime for $1 million.

Spider

On February 14, 2002, the company entered into an option agreement with Hunter Exploration Group to earn an 80% interest in the four Spider properties covering approximately 205,000 acres in the Coronation Gulf area, Nunavut for the following consideration:

- Minimum exploration expenditures of $1,680,000
- Reimbursement of staking costs of $1.10 per acre staked
- Issue of 680,000 shares of the company, 170,000 shares on execution of the option agreement (issued), and an additional 170,000 shares on the first, second and third anniversary dates of the agreement.
- Advance royalty payments of $42,500 beginning on December 31, 2002.

The company may earn a further 10% interest by incurring additional exploration expenditures of $3.4 million prior to December 31, 2009.

The optionor will retain a 2% net smelter royalty and 2% gross overriding royalty on the property. The company may purchase 1% of each royalty at any time for $1 million.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2002
(Unaudited - prepared by management)

3. SHARE CAPITAL

Authorized 100,000,000 common shares without par value

	Number of Shares	Amount
Issued and fully paid:		
Balance, March 31, 2000	10,854,233	$ 3,805,864
Issued for debt	2,091,215	209,121
Issued for cash	50,000	5,000
Balance, March 31, 2001	12,995,448	4,019,985
Share consolidation 2.5 to 1	(7,797,268)	--
Conversion of Special Warrants	2,800,000	280,000
Issued for mineral properties	430,000	43,000
Issued for cash	1,800,000	180,000
Balance, March 31, 2002	10,228,180	4,522,985
Issued for mineral properties	170,000	28,900
Issued for cash	2,500,000	250,000
Balance, December 31, 2002	12,898,180	$ 4,801,885

The following options and warrants to purchase shares of the company were outstanding as of the date of these financial statements:

Description	Number of Shares	Issue Price Per Share	Expiry Date
Directors' and employee's options	264,000	$0.10	July 15, 2004
Directors' and employee's options	535,000	$0.10	November 30, 2006
Share purchase warrants	2,500,000	$0.12	Aug 1, 2003
Share purchase warrants	750,000	$0.10	December 13, 2003
Share purchase warrants	2,500,000	$0.12/$0.15	July 4, 2003/July 4, 2004

BLACKSTONE VENTURES INC.

Notes to Financial Statements
December 31, 2002
(Unaudited - prepared by management)

4. RELATED PARTY TRANSACTIONS

The amounts receivable from or payable to related parties are from a company with directors and officers in common. Management fees of $ 30,626 (2001-$33,654) were also paid for services rendered during the period by that company.

5. INCOME TAXES

As at March 31, 2002 the company had approximately $1,800,103 in losses available for application against future year's taxable incomes. If unused, these losses will expire in 2003 ($66,504), 2004 ($266,411), 2005 ($466,342), 2006 ($334,187), 2007 ($185,037), 2008 ($296,620) and 2009 ($185,002)

The company also has other deductions as at March 31, 2002 available for Canadian income tax purposes of $1,660,463 which have no expiry date. The future benefits, which may arise from these deductions, have not been recorded in these financial statements.

6. FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable, approximate their fair values in Canadian funds as of the date of these financial statements.

7. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions about future events that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Schedule B
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended December 31, 2002
(Unaudited - prepared by management)

1. **EXPLORATION COSTS**

Exploration expenditures during the nine months ended December 31, 2002:

Professional fees	$ 858

3(a) **SECURITIES ISSUED DURING NINE MONTHS ENDED DECEMBER 31, 2002**

Date	Type of Share	Number	Price	Proceeds	Consideration
April 11, 2002	Common	170,000	$0.17	$28,900	Property Acquisition
July 4, 2002	Common	2,500,000	$0.10	$250,000	Cash

3(b) **No stock options were granted during the nine months ended December 31, 2002**

5. **DIRECTORS**

Donald A McInnes, Director and President
John Greig, Director and Chairman
Brian Butterworth, Director and Vice President, Exploartion
R Stuart Angus, Director
Kelvin Dushnisky, Director
Rupert A Legge, Director

Schedule C
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Nine Months Ended December 31, 2002
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

The Company is a mining exploration and development company and currently has no producing properties nor operating income and cash flows.

The Company's policy is to capitalize all net costs related to acquisition and exploration of its mineral properties. The Company evaluates each property on the completion of an exploration program on that property and determines whether or not it will continue to hold and possibly further explore the property, sell the property or abandon the property. The net capital costs of a property are charged to earnings on the sale or abandonment of the property

OPERATING RESULTS

December 31, 2002 and 2001

The Company had net losses of $78,797 and $143,037 and a net loss per share of $0.006 and $0.006, respectively, during the nine month period ending December 31, 2002 and 2001.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2002, the Company had a working capital deficiency, described as current liabilities in excess of current assets, of $174,961 compared to a working capital deficiency of $345,606 as at March 31, 2002. The reduction in working capital deficiency was a result of a private placement in July of 2,500,000 common shares at $0.10. In addition to the private placement, 170,000 common shares were issued for property acquisition during the nine months ending December 31, 2002.

Schedule C

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report

Report to Shareholders

Nine Months Ended December 31, 2002

(Unaudited - prepared by management)

Letter to Shareholders

The management of Blackstone is pleased to announce that Mr. Peter Holbek, M.Sc., P.Geo. has been appointed as Vice-President Business Development of the Company. In this role Peter will be responsible for overseeing all aspects of property acquisition, project development and mineral exploration for Blackstone. He has over 23 years experience in all facets of mineral exploration and project development. His exploration career encompasses mineral exploration throughout the America's, and he led the exploration teams that discovered the Shasta epithermal gold-silver, and Wolf volcanogenic massive sulphide, deposits in B.C. and the Yukon. Peter's vast experience in exploration coupled with production experience and involvement with numerous pre-feasibility and feasibility will make him a valuable asset to our company.

In recent corporate developments, the listing of Monster Copper Resources continues to proceed as planned. At the extraordinary meeting of the shareholders of Coventry Charter Corporation on November 29, 2002, the shareholders approved the transaction to acquire Monster Copper Resources. The reverse takeover transaction will be completed upon the completion of a financing. Phelps Dodge of Canada has agreed to participate in the financing of Monster Copper by signing a strategic alliance with the Company. The strategic alliance calls for Phelps Dodge to make an equity investment in Monster Copper for an initial $200,000 private placement. The balance of the financing that is required to complete the transaction is expected to be completed early in the first quarter of 2003.

Monster Copper has also recently announced that Dr. Murray Hitzman has agreed to join the Company, on completion of the qualifying transaction, as a special advisor to the Board. Dr. Hitzman will assist the Board in evaluating the Company's portfolio of mineral properties and assist in identifying and evaluating other mineral property opportunities. Dr. Hitzman is the head of the Geology and Geological Engineering Department and Charles F. Fogarty Professor of Economic Geology at the Colorado School of Mines. He is a recognized global authority on iron-oxide copper-gold deposits having published some of the very early papers on the Olympic Dam class of deposit. With a strong management team in place and financing pending, Blackstone looks forward to the continued success of Monster Copper Resources.

The company did not undertake any exploration activity on the Coronation Gulf properties in 2002, particularly due to a failed financing in the first quarter of the year and a subsequent inability to finance these early stage projects under favourable terms. Financing future exploration programs in the Coronation Gulf is largely tied to the success of the camp as a whole. The Company continues to seek suitable joint venture partners to advance the properties.

In other events, the company agreed to extend the term of 750,000 warrants that were originally to have expired December 13, 2003. Each warrant will now expire December 13, 2003 and will have an exercise price of $0.10 to purchase one common share. The warrants were originally priced at $0.15. The Company has also granted incentive stock options to directors and employees to purchase 385,000 common shares at $0.10 for a five year term.

The Board of Directors of Blackstone have continued to seek out new opportunities for the company. Thank you to our shareholders for your patience while your Board secures a new focus and in the meantime I invite you to follow the success of Monster Copper in the months to come.

On behalf of the Board of Directors:

"Donald McInnes"

Donald McInnes